EXHIBIT 99.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three-month period ended March 31, 2012 compared with the three-month period ended March 31, 2011. Together with the interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year. The Company’s functional and reporting currency is the United States dollar. This MD&A is current to April 26, 2012 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”). Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The Audit Committee reviews the interim condensed consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim condensed consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 2 and 3 of the December 31, 2011 consolidated financial statements for disclosure of the Company’s significant accounting policies.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Q1 2012 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the state of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı and Kirazlı advanced-stage gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mulatos mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to the existing mining operations. Proven and probable reserves as at December 31, 2011 were 65.0 million tonnes grading 1.14 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately 9 years at current production levels.

Turkey

In early 2010, the Company acquired the 12,055 hectare Ağı Dağı and Kirazlı gold development projects, which contain established mineral resources and several highly prospective exploration targets. In March 2010, the Company published a preliminary economic assessment technical report (the “Scoping Study”) evaluating the economic potential of developing Ağı Dağı and Kirazlı into gold mines. The findings of the Scoping Study were positive and the Company has advanced the projects to the preliminary feasibility stage. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres southeast of Ağı Dağı. As a result of exploration work completed in 2011, the Company believes that Çamyurt has the potential to be a stand-alone gold development project.

Measured and indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at December 31, 2011 total 110.1 million tonnes grading 0.62 g/t Au and 4.76 g/t silver (“Ag”) for approximately 2.2 million ounces of gold and 16.9 million ounces of silver. Inferred mineral resources total 26.4 million tonnes grading 0.53 g/t Au and 4.36 g/t Ag, for approximately 0.5 million contained ounces of gold and 3.7 million contained ounces of silver.

First Quarter 2012 Highlights

In the first quarter of 2012, the Company:

•

Completed construction and commissioning of the gravity mill to process high-grade ore from the Escondida zone in March, which will add significantly to production throughout the remainder of the year.

•	Produced 40,500 ounces of gold, including 17,000 ounces in March, at a cash operating cost of $360 per ounce of gold sold (total cash costs inclusive of royalties were $442 per ounce of gold sold).

•

Recognized record quarterly earnings of $29.5 million ($0.25 per basic share) and record quarterly cash from operating activities before changes in working capital of $44.9 million ($0.38 per basic share).

•	Sold 41,745 ounces of gold for revenues of $70.3 million

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•

Reported encouraging drill results at El Victor North with the potential to expand reserves along the northern boundary of the Gap to El Victor trend. Drill highlights included 4.72 g/t Au over 45.7 meters, 6.43 g/t Au over 35 meters, and 2.58 g/t Au over 59.5 meters.

•

Reported updated mineral reserves and resources for its Mexican and Turkish projects, maintaining a nine-year mineral reserve life at the Mulatos Mine and increasing measured and indicated mineral resources in Turkey (excluding Çamyurt) to over 2.2 million ounces.

•	Increased its semi-annual dividend 43% from $0.07 per share to $0.10 per share, representing a 233% increase since the first semi-annual dividend was declared in the first quarter of 2010.

Subsequent to quarter-end, the Company:

•	Achieved average daily crusher throughput of 18,000 tonnes per day (“tpd”) to-date in the second quarter.

Results of Operations

Gold production of 40,500 ounces in Q1 2012 increased 8% compared to gold production of 37,500 ounces in Q1 2011. With the start up of the gravity mill in the first quarter of 2012, the Company is now processing high grade ore from the Escondida zone. Hereafter, ore processed through the gravity mill is referred to as “high grade”, and all other ore, which is stacked directly on the leach pad, is referred to as “low grade”. The table below outlines key production indicators for the first quarters of 2012 and 2011:

Production summary	Q1 2012	Q1 2011	Change (#)	Change(%)

Ounces produced (1)	40,500	37,500	3,000	8%

Ore crushed (tonnes) – low grade	1,239,000	1,069,000	170,000	16%
Grade (g/t Au)	1.11	1.26	(0.15)	(12%)
Contained ounces stacked	44,200	43,300	900	2%

Ore crushed (tonnes) – high grade	25,000	-	25,000	N/A
Grade (g/t Au)	10.17	-	10.17	N/A
Contained ounces milled	8,200	-	8,200	N/A

Ratio of total ounces produced to contained ounces stacked and milled	77%	87%	(10%)	(11%)

Total ore mined (tonnes)	1,267,000	1,174,000	93,000	8%
Waste mined (tonnes)	775,000	640,000	135,000	21%
Total mined (tonnes)	2,042,000	1,814,000	228,000	13%

Waste-to-ore ratio	0.61	0.55	0.06	11%

Ore crushed per day (tonnes) – combined	13,900	11,900	2,000	17%

(1)	Reported gold production for Q1 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q1 2012 is subject to final refinery settlement and may be adjusted.

Q1 2012 RESULTS

Gold production in the first quarter of 2012 of 40,500 ounces was 13% lower than production of 46,500 ounces in the fourth quarter of 2011 and 8% higher than production of 37,500 ounces in the first quarter of 2011.

The increased production in the first quarter of 2012 compared to the first quarter of 2011 was attributable to a 17% increase in crusher throughput and the start up of the high-grade mill in March of 2012, offset by a decrease in the recovery ratio1 and a lower grade of ore mined.

The recovery ratio in the first quarter of 2012 was 77%, consistent with the Company’s budgeted average recovery ratio for 2012.

Crusher throughput in the first quarter of 2012 averaged 13,900 tpd, 17% higher than 11,900 tpd in the same period of last year but below the annual average budgeted rate of 17,500 tpd. During the months of January and February, the Company completed an overhaul of its crushing circuit, replacing the primary, rebuilding the secondary and re-configuring the tertiary circuit. This work required approximately 8 days of scheduled downtime. Crusher throughput increased sharply in the latter half of the first quarter, averaging 17,000 tpd in the month of March, and subsequently achieving new record levels, averaging 18,000 tpd to-date for the month of April. Higher crusher throughput has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was consistent with budgeted levels, with 91% passing 3/8th’s of an inch in the first quarter of 2012.

Construction of the gravity mill to process high-grade ore from Escondida was completed in early 2012 and commissioning and training was ongoing throughout the first quarter. The mill was started in late January and began operating at budgeted throughput levels of 500 tpd throughout the month of March.

While completing development of the Escondida zone, the Company encountered mineralization in the halo area surrounding the high grade deposit that had been modeled as waste. This material was economic to process and was therefore classified as ore and either stacked directly on the leach pad (low grade, generally 3 g/t Au or lower) or processed through the mill (higher grade) during the commissioning period. As a result of processing the halo area material during the first quarter, the grade of ore processed through the mill of 10.17 g/t Au was lower than budget, and is not indicative of the grade of the Escondida high grade reserve. The Company is now processing ore through the gravity mill that is exclusively from the high-grade reserve and expects to be able to provide a reconciliation of the actual realized grade at Escondida to the block model at the end of the second quarter of 2012. The Company expects to benefit from a full quarter of high-grade mill production in the second quarter.

The grade of the low-grade ore crushed in the first quarter of 2012 of 1.11 g/t Au was higher than the budgeted grade of 1.00 g/t Au, but below the grade in the first quarter of 2011 of 1.26 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined. The reconciliation of mined blocks to the block model for the period ended March 31, 2012 was +1%, +24% and +25% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005,

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

the project-to-date reconciliation is +1%, +8%, +9% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model.

The following table compares costs per tonne for the periods ended 2012 and 2011:

Costs per tonne summary	Q1 2012(1)	Q1 2011(2)	Change (%)
Mining cost per tonne of material (ore and waste)	$2.61	$2.00	31%

Waste-to-ore ratio	0.61	0.55	11%

Mining cost per tonne of ore	$4.21	$3.09	36%
Crushing/conveying cost per tonne of ore	$2.39	$2.52	(5%)

Processing cost per tonne of ore	$2.68	$3.19	(16%)

Mine administration cost per tonne of ore	$2.08	$2.24	(7%)

Total cost per tonne of ore (1), (2)	$11.36	$11.04	3%

(1)	Q1 2012 cost per tonne reflects total costs for low-grade and high-grade ore on a blended basis.
(2)	Q1 2011 cost per tonne figures represent costs related to low-grade ore only

Total cost per tonne of ore in the first quarter 2012 of $11.36 increased 3% compared to the same period of 2011. The higher cost per tonne of ore in the first quarter of 2012 is primarily attributable to higher mining costs and increases in input costs, including higher salaries and rising cyanide and diesel costs. These inflationary pressures were partially offset by reduced power consumption and higher by-product credits resulting from higher silver sales in the first quarter of 2012 than in 2011.

Mining cost per tonne of material was $2.61 in the first quarter of 2012, 31% higher than $2.00 in the first quarter of 2011 as a result of higher drilling, blasting and maintenance costs, offset by a higher number of tonnes of ore mined which reduces the per unit cost of fixed costs.

Crushing and conveying cost per tonne of ore of $2.39 was 5% lower in the first quarter of 2012 than in 2011. In late 2011 and early 2012, the Company reconfigured the crushing circuit which has reduced power and maintenance costs on a per tonne basis.

Processing costs per tonne of ore in the first quarter of 2012 were $2.68 compared to $3.19 in 2011, a 16% decrease. Lower processing costs were attributable to higher by-product credits arising from the sale of silver in higher quantities and at higher realized prices than in 2011, offset in part by milling costs, cyanide and other reagent cost increases.

Mine administration costs per tonne of ore in the first quarter of 2012 decreased 7% relative to the comparable period of 2011. Higher crusher throughput had the effect of lowering fixed costs on a per tonne cost basis, partially offset by headcount additions, and increases in camp and security contractors.

Q1 2012 RESULTS

Cash operating costs of $360 per ounce of gold sold in the first quarter of 2012 were below the low end of the Company’s guidance, and 3% higher than $349 per ounce reported in the first quarter of 2011. This marginal increase is primarily due to higher input costs, including labour, cyanide and diesel. Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory. A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation	Q1 2012	Q1 2011

Total cost per tonne of ore	$11.36	$11.04
Ore stacked / milled (tonnes)	1,264,000	1,069,000
Total cost	$14,359,000	$11,802,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	$660,000	$1,856,000
Mining and processing costs allocated to ounces sold as reported on income statement	$15,019,000	$13,658,000
Ounces sold	41,745	39,186
Cash operating cost per ounce sold	$360	$349

In the first quarter of 2012, the Company increased the number of ounces on the leach pad inventory as the number of ounces produced was lower than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, has increased to $18.0 million at March 31, 2012 from $17.4 million at December 31, 2011, reflecting higher cash operating costs and amortization per ounce offset by a decrease in ounces on the pad.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended March 31, 2012 is presented below:

Q1 2012 ($000)
Operating and expansion capital – Mexico
Crushing system	$1,623
Gravity mill	1,136
Component changes	1,529
Other	1,425
5,713
Development – Mexico
Escondida development	5,835
Capitalized exploration	1,510
Mulatos relocation	79
7,424
Development – Turkey
Development and capitalized exploration	3,031
Equipment	15
3,046
Head office – Toronto
Leasehold improvements and furniture	31

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$16,214

Operating and Expansion Capital - Mexico

Operating capital spending in Mexico in the first quarter of 2012 was focused primarily on completing construction of the gravity mill and completion of the crushing circuit overhaul. Other significant investments in the first quarter included $1.5 million for component changes and $1.4 million of other sustaining capital.

With the completion of major capital projects in the first quarter of 2012, including the gravity mill and crushing circuits, forecasted operating capital spending for the remainder of 2012 includes approximately $6 million in sustaining capital and $3 million for construction activities. There are no additional major capital expansion projects currently budgeted for 2012.

Development - Mexico

Development activities in Mexico in the first quarter of 2012 were focused on completing stripping activities to remove waste from the Escondida high-grade zone. Total capital spending at Escondida was $5.8 million in the first quarter. This spending related to stripping activities at Escondida in order to fully access the high-grade zone, and was completed in March of 2012. With the completion of the stripping activities to access the high-grade deposit, any future waste removal or stripping costs incurred in the course of normal operations will be expensed in the period incurred.

Q1 2012 RESULTS

The Company continues to seek additional sources of high-grade material as additional feed for the mill. Metallurgical testing completed in 2011 demonstrated that higher grade ore at San Carlos is amenable to gravity processing, potentially more than doubling the amount of feed available for the gravity plant. In addition, recent drill results at El Victor North have intercepts of high-grade material, suggesting the potential for an additional source of future gravity mill feed. Metallurgical testing is underway and further exploration work is planned to further delineate these high-grade zones.

Development - Turkey

On January 6, 2010, the Company acquired the Ağı Dağı and Kirazlı advanced-stage gold projects located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 kilometres southeast of Çanakkale and Kirazlı is located approximately 25 kilometres northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

Shortly after acquiring Ağı Dağı and Kirazlı, the Company released a Scoping Study in March 2010. The results of the study supported the decision to advance the project to the preliminary feasibility stage given the robust economics of the projects. In addition to continued exploration success at Ağı Dağı and Kirazlı in 2011, the Company also discovered the Çamyurt deposit and has determined that it has the potential to be a stand-alone mining project.

Due to the significant increase in measured and indicated resources, the Company has resized the scale and scope of the projects, requiring additional geotechnical drilling and engineering which extended the completion deadline of the preliminary feasibility study to the second quarter of 2012. The Company expects that increased throughput and processing rates could result in significantly higher annual production rates than initially reported in the Scoping Study.

In addition to completing the preliminary feasibility study, the Company is in the process of completing final Environmental Impact Assessment (“EIA”) reports for the these projects. The Company currently intends to submit the final combined EIA for the Ağı Dağı and Camyurt projects late in the second quarter of 2012, with the Kirazlı EIA submitted thereafter. A response from the Turkish government is expected in the third quarter of 2012. Permitting and construction activities are expected to take up to eighteen months once the final EIA is approved.

In the first quarter of 2012, total expenditures in Turkey were $3.6 million, of which $3.0 million was capitalized. Investments were focused on exploration, engineering and permitting work to support the preliminary feasibility study. The Company had three drill rigs operating in 2012, focused on condemnation, geotechnical and exploration drilling at a cost of $0.5 million. In addition, consultant and metallurgical testing costs related to the pre-feasibility study totalled $1.2 million, while capital purchases, salaries and other costs comprised $1.9 million.

Exploration Summary

Total exploration expenditures in the first quarter of 2012 were $3.9 million. In Mexico, total exploration spending was $2.4 million, of which $1.5 million of drilling costs at El Victor and San Carlos were capitalized and $0.9 million related to early-stage projects and administration

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

costs were expensed. Total exploration spending in Turkey was $1.5 million, of which $0.6 million primarily related to exploration administrative costs, while $0.9 million related to work at Ağı Dağı and Kirazlı was capitalized.

Exploration - Mexico

The Company completed 16,800 m of drilling in 95 holes to-date in 2012, with exploration activities focused on El Victor North, East Estrella, and San Carlos:

Zone	Location	Stage
El Victor North	Contiguous with Mulatos Pit	Resource expansion
San Carlos	Northeast of El Victor	Resource expansion
East Estrella	East of the Mulatos Pit	Resource expansion

El Victor North

The El Victor North area contains silica alteration identical to the El Victor deposit and is a northwestern extension of El Victor reserve mineralization. El Victor North has the potential to expand mineral reserves along the northern boundary of the Gap to El Victor trend. All holes drilled to-date have encountered significant intervals of favourable silicic or advanced argillic alteration, and are expected to extend the El Victor pit north and west of the current pit design outline.

Total exploration spending at El Victor North in the first quarter of 2012 was $1.1 million with a total of 11,600 metres in 72 holes drilled in the El Victor area, bringing the cumulative total to over 200 holes for the current drill program. Ore-grade mineralization has been extended up to 250 m to the north over a strike length of 500 m directly adjacent to the El Victor mineral reserve. Wide intervals of low-grade mineralization with local high-grade intercepts have also been encountered. The majority of thick low-grade intercepts are hosted by advanced argillic alteration, with high-grade in vuggy silica zones. Infill drilling is in progress to bring mineralization to the measured and indicated category.

New, previously unreleased intercepts from drilling include:

•	1.54 g/t Au over 79.3 metres (12EV227)

•	1.20 g/t Au over 51.8 meters (12EV227)

In addition, intercepts from recent drilling include:

•	2.40 g/t Au over 59.5 metres (11EV119)

•	4.72 g/t Au over 45.7 meters (11EV120)

•	1.53 g/t Au over 53.4 metres (11EV126)

•	2.58 g/t Au over 59.5 metres (11EV132)

•	4.27 g/t Au over 16.8 metres (11EV134)

•	6.43 g/t Au over 35.1 metres (12EV171)

•	1.96 g/t Au over 71.6 metres (12EV187)

•	1.45 g/t Au over 82.3 metres (12EV190)

Q1 2012 RESULTS

San Carlos

In the first quarter of 2012, the Company invested $0.4 million at San Carlos, which was capitalized. Exploration activities in San Carlos in the first quarter of 2012 focused on testing extensions of the existing mineral resource area. In-fill and step-out drilling confirmed the continuity of high-grade mineralization towards the northeast. In addition, the Company has identified at least two additional sub-parallel structures, located up to 600 m from the resource area, with surface mapping indicating the potential for additional parallel zones to the northeast. The new zones are located at the same elevation as existing mineralization, but under significant overburden. As a result, the Company is evaluating the potential to mine a portion of the San Carlos deposit through underground mining methods.

In 2011, the Company obtained positive results from metallurgical testing conducted on the high-grade ore at San Carlos. The results indicated that the high-grade ore at San Carlos is amenable to gravity seperation, capable of providing an additional source of feed for the gravity mill that the Company has recently commissioned to process high-grade ore from Escondida. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. The potential exists to further improve these levels of recovery and this will be evaluated in the next phase of testing. The Company has high-grade proven and probably mineral reserves at San Carlos of 649,000 tonnes grading 7.67 g/t Au, for approximately 160,000 contained ounces.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall began in March of 2012 after a detailed evaluation of previous drill hole data. Condemnation for a waste dump site east of the Estrella Pit by Placer Dome in 1996 encountered a number of near-surface intercepts (e.g. 21.3 m of 4.4 g/t Au) in the area. The Company followed up on these intercepts in 2004 with a limited drill program consisting of northeast-oriented angle holes, assuming a northwest-trending, southwest dipping structural control, however, the program was discontinued due to higher priorities at other projects.

Review of drill data on newly generated sections and a review of the pit walls suggests that the mineralization may be controlled by primarily north-south structures. Resource expansion potential exists in the area, therefore a 21-hole drill program has been designed to drill test the area on roughly 50 m centers, which will be completed in 2012.

Exploration - Turkey

Exploration expenditures in Turkey in the first quarter of 2012 totalled $1.5 million. A total of four drill rigs were active throughout the quarter drilling a total of 33 holes (3,300 m). Since the Company acquired its Turkish projects, a total of 54,500 m of drilling has been completed. Drilling in the first quarter of 2012 focused on geotechnical and hydrological drilling to support the pre-feasibility study, as well as extension drilling of known zones of mineralization at Ağı Dağı and Kirazlı. In addition, in March 2012, the Company acquired additional mineral concessions adjacent to the Ağı Dağı and Kirazlı projects, doubling the existing land package.

The Company provided an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits in March of 2012, and expects to release an initial mineral resource for the Camyurt property shortly. As of December 31, 2011, approximately 2.2 million ounces of gold and 16.9 million ounces of silver had been defined as measured and indicated resources at the Ağı Dağı and Kirazlı deposits.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Firetower

The Firetower project is located adjacent to the Baba deposit, and gold mineralization extends more than 880 meters to the northeast, towards the Deli deposit, and is part of the Ağı Dağı resource area. Two drill rigs have operated on the project in 2012, drilling 1,600 meters in six drill holes. A portion of the Firetower mineral resource area was included in the Company’s year-end 2011 reserve and resource statement.

Çamyurt

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,100 m along strike with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically defined to a minimum of 150 metres, remains open at depth, and can reach up to 150 metres in width. The Company is preparing another phase of drilling at Çamyurt starting in the second quarter.

Financial Highlights

A summary of the Company’s financial results for the three-month periods ended March 31, 2012 and 2011 is presented below:

	Q1 2012	Q1 2011
Cash provided by operating activities before changes in non-cash working capital (000) (1)	$44,928	$27,006

Changes in non-cash working capital (000)	($8,846)	$2,369

Cash provided by operating activities (000)	$36,082	$29,375

Earnings before income taxes (000)	$39,462	$25,442
Earnings (000)	$29,470	$17,857
Earnings per share
- basic	$0.25	$0.15
- diluted	$0.24	$0.15

Comprehensive income (000)	$29,298	$15,757
Weighted average number of common shares outstanding
- basic	118,940,000	116,532,000
- diluted	120,355,000	118,143,000

Assets (000) (2)	$642,074	$599,224
(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at March 31, 2012 and December 31, 2011.

Q1 2012 RESULTS

Strong operating margins from higher realized gold prices and continued low cash costs contributed to the Company generating record cash from operating activities and record earnings in the first quarter of 2012. Cash from operating activities after changes in non-cash working capital in the first quarter of 2012 of $36.1 million ($0.30 per basic share) increased 23% relative to the same period of 2011.

Earnings before income taxes in the first quarter of 2012 were $39.5 million or $0.33 per basic share, compared to $25.4 million or $0.22 per basic share in the first quarter of 2011. On an after-tax basis, earnings in the first quarter of 2012 of $29.5 million or $0.25 per basic share increased 65% over the comparable period of 2011.

Gold Sales

Details of gold sales are presented below:

	Q1	Q1	Change	Change
	2012	2011	(#)	(%)

Gold sales (ounces)	41,745	39,186	2,559	7%
Gold sales revenues (000)	$70,256	$54,376	15,880	29%
Realized gold price per ounce	$1,683	$1,388	$295	21%
Average gold price for period (London PM Fix)	$1,691	$1,386	$305	22%

Gold sales revenues in the first quarter of 2012 were $70.3 million, 29% higher than sales of $54.4 million in the first quarter of 2011. The increase in gold sales in the first quarter is attributable to a 21% increase in the realized gold price per ounce, in addition to a 7% increase in the number of ounces sold.

The Company generally enters into forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. The realized gold price per ounce for the first quarter of 2012 was $1,683 per ounce, slightly below the average gold price for the period. As at March 31, 2012, the Company did not have any significant derivative activity outstanding related to gold, and is therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. Subsequent to the end of the first quarter of 2012, the spot market gold price was approximately $1,654 per ounce on April 26, 2012. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $1,200 per ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q1 2012	Q1 2011	Change %

Gold production (ounces) (1)	40,500	37,500	8%
Gold sales (ounces)	41,745	39,186	7%

Cash operating costs (000)(2)	$15,019	$13,658	10%
- Per ounce sold	$360	$349	3%

Royalties (000)(3)	$3,431	$2,601	32%
Total cash costs (000)(4)	$18,450	$16,259	13%
- Per ounce sold	$442	$415	7%

Amortization (000)	$7,778	$5,725	36%
Total production costs (000)(5)	$26,228	$21,984	19%
- Per ounce sold	$628	$561	12%

- Realized gold price per ounce	$1,683	$1,388	21%
- Operating cash margin per ounce (6)	$1,241	$973	28%

(1)	Reported gold production is subject to final refinery settlement.
(2)

“Cash operating costs” is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. “Cash operating costs” is equivalent to mining and processing costs as reported in the Company’s financial statements, which is presented net of inventory adjustments.

(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)

“Total cash costs” is a non-GAAP measure which includes all “cash operating costs” and royalties. “Total cash costs” is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5)

“Total production costs” is a non-GAAP measure which includes all “total cash costs” and amortization.. “Total production costs” is equivalent to mining and processing costs, royalties and amortization as reported in the Company’s financial statements.

(6)

“Operating cash margin per ounce” is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs in the first quarter of 2012 were $360 per ounce of gold sold, below the low end of the Company’s full year guidance range of $365 to $390 per ounce. Cash operating costs per ounce in the first quarter of 2012 were 3% higher relative to the same period of last year due to lower grades mined and higher input costs, partially offset by higher gold sales. Amortization was $186 per ounce of gold sold in the first quarter of 2012, 27% higher than $146 per ounce in the same period of 2011. The amortization per ounce is higher in 2012 due to the start of production from the Escondida high-grade zone during the quarter, which contributes a higher amortization per ounce of production than low-grade ounces produced.

Q1 2012 RESULTS

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at March 31, 2012, the royalty was paid or accrued on approximately 846,000 ounces of applicable gold production. Royalty expense in the first quarter of 2012 of $3.4 million increased 32% from royalty expense of $2.6 million in the first period of 2011, attributable to a higher average market gold price and higher number of ounces produced.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred, while costs incurred to expand operating capacity, develop new orebodies or develop mine areas in advance of current production are capitalized. Total exploration spending in the first quarter of 2012 was $3.9 million, of which $1.5 million was expensed. Exploration spending in Mexico of $0.9 million was expensed, while $1.5 million was capitalized relating to drilling at San Carlos and El Victor North. In addition, $0.9 million of exploration costs supporting development of Ağı Dağı and Kirazlı were capitalized and $0.6 million was expensed. Comparatively, in the first quarter of 2011, a total of $3.8 million was invested in exploration, of which $2.0 million was expensed and $1.6 million related to Turkey was capitalized.

Corporate and Administrative

Corporate and administrative expenses of $2.9 million in the first quarter of 2012 were 20% higher than the $2.4 million incurred in the same period of 2011. Higher corporate and administrative costs were primarily the result of higher costs associated with the Company’s administration office in Turkey, higher salary costs related to new employees in the Toronto head office and increased travel costs.

Share-based Compensation

Share-based compensation expense in the first quarter of 2012 was $2.6 million compared to $2.7 million in 2011 related to stock options and cash-settled stock appreciation rights (“SARs”) outstanding. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. SARs are cash-settled liabilities, which are re-measured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options and SARs grants are subject to vesting provisions under which 20% of all stock options and SARs granted vest on the date of grant and 20% at each subsequent six-month period. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Share-based compensation expense in the first quarter of 2012 is comprised of $1.4 million related to the Company’s stock option plan and $1.2 million related to the (“SARs”) plan which was adopted in the fourth quarter of 2011. Total share-based compensation expense for the first quarter of 2012 was lower than the same period of 2011 as a result of no stock options being granted in the first quarter, offset by an upward revaluation of the SARs liability due to a higher share price as at March 31, 2012 than at the end of 2011.

Finance Income

Finance income in the first quarter of 2012 was $0.8 million compared to $0.4 million in the first quarter of 2011, as a result of higher cash and short-term investment balances. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s asset retirement and property acquisition obligation liabilities. The expense for the current quarter was comparable to the prior period.

Foreign Exchange Loss

The Company recognized a foreign exchange gain of $1.2 million in the first quarter of 2012, consistent with a foreign exchange gain of $1.1 million in the first quarter of 2011. Throughout the first quarter of 2012, the value of the United States dollar (“USD”) weakened against all of the Company’s operating currencies, including the Mexican peso (“MXN”), Turkish lira (“TRL”) and Canadian dollar (“CAD”).

Significant foreign exchange movements in the first quarter of 2012 included a $0.3 million foreign exchange gain on revaluation of the Company’s net Turkish lira-denominated asset position, a $0.4 million foreign exchange gain on the Company’s Canadian dollar-denominated net assets, and a $0.5 million foreign exchange gain on revaluation of the Company’s Mexican Peso-denominated net asset position. Starting in the first quarter of 2012, the Company has classified the foreign exchange gain/loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes

Tax expense in the first quarter of 2012 was $10.0 million compared to $7.6 million in the first quarter of 2011. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2012, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

The statutory income tax rate in Mexico for 2012 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 26% in 2012. The effective tax rate for the first quarter of 2012 (calculated as a percentage of earnings before income tax) was 25%, substantially lower than the statutory rate in Mexico and below the statutory rate in Canada. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the first

Q1 2012 RESULTS

quarter of 2012, the Company benefitted significantly from a net $1.9 million non-cash deferred tax recovery to recognize the impact of foreign exchange movements, comprising a $5.1 million recovery on revaluation of temporary tax differences associated with foreign currency denominated non-monetary assets and liabilities, offset by a $3.3 million expense on the revaluation of the deferred tax balance. This resulted in a material gain as both the Mexican peso and the Turkish lira strengthened significantly during the period. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2010	2010	2010	2011	2011	2011	2011	2012
Gold production (ounces)	38,400	30,200	45,800	37,500	36,000	33,000	46,500	40,500

	39,688	28,000	44,507	39,186	37,800	28,790	45,224	41,745
Gold sales (ounces)

Gold sales revenues ($000)	47,494	34,336	60,791	54,376	56,864	47,191	76,317	70,256

Earnings from operations ($000)	18,624	11,331	28,058	25,245	25,231	20,038	35,723	37,047

	9,474	20,472	18,333	17,857	15,494	5,436	21,294	29,470
Earnings ($000)
Earnings ($ per share) – basic/diluted	0.08	0.18/ 0.17	0.16	0.15	0.13	0.05	0.18	0.25/ 0.24

Gold sales revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters are generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2011 and 2010. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TRL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity. At March 31, 2012, the majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The majority of the Company’s cash balances are held in United States dollars. However, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TRL. Therefore, the Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TRL. As at March 31, 2012, the Company had outstanding contracts to deliver $10 million CAD in exchange for a fixed amount of USD at future dates up to June of 2012, with CAD:USD rates of 1.01:1. The mark-to-market gain associated with these contracts as at March 31, 2012 was nominal.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities, which resulted in a gain of $0.4 million for the period given the strengthening of the CAD.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the period ended March 31, 2011, the Company’s net MXN-denominated liability position resulted in a foreign exchange loss of approximately $2.8 million, of which $0.5 million gain was classified within foreign exchange gain and a $3.3 million loss was recorded in deferred tax expense.

At March 31, 2012 the Company’s TRL-denominated net monetary assets consist of approximately $9 million in TRL-denominated cash and short-term investments, in addition to value-added tax (“VAT“) receivables. This exposure contributed to a $0.3 million foreign exchange gain for the quarter due to the strengthening of the TRL compared to the USD during the period.

Liquidity and Capital Resources

At March 31, 2012, the Company had $256.0 million in cash and cash equivalents and short-term investments compared to $222.6 million at December 31, 2011. The increase in total cash and cash equivalents and short-term investments of $33.4 million reflects positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Significant cash in-flows in the first quarter of 2012 included $36.1 million cash provided by operating activities, $3.3 million on the sale of available-for-sale securities and $9.1 million cash proceeds on the exercise of stock options. Significant cash out-flows in the first quarter of 2012 included $16.2 million of capital and exploration expenditures in Mexico and Turkey. The Company’s working capital surplus increased to $278.5 million at March 31, 2012 from $251.1 million at December 31, 2011.

The Company has ongoing budgeted capital and exploration expenditures in Mexico and significant budgeted exploration and development costs in Turkey for 2012. The Company expects to invest in development and construction activities at its projects in Turkey over the next several years, which the Company expects to be able to finance from a combination of existing cash balances and operating cash flows.

Q1 2012 RESULTS

The Company has increased its semi-annual dividend from $0.03 per share in the first quarter of 2010 to $0.10 per share in the first quarter of 2012. The Company will continue to evaluate its dividend policy with the objective of continuing to maximize shareholder returns.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2012.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at March 31, 2012 and have concluded that these controls and procedures are effective.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

April 26, 2012
Common shares
- Common shares outstanding	119,502,808

Stock options
- Average exercise price CAD$13.73; approximately 73% vested	5,240,900

Total	124,743,708

Outlook

The Company delivered excellent financial results in the first quarter of 2012, generating record earnings and cash flows. Strong cash flows from operations enabled the Company to increase its semi-annual dividend to $0.10 per share in the first quarter.

Mine operations are currently benefiting from the capital projects that were initiated in 2011 and completed in the first quarter of this year. The crushing circuit overhaul, completed in January and early February, has enabled crusher throughput to reach record levels averaging

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

18,000 tpd to-date in the second quarter. In addition, the gravity mill to process high-grade ore from Escondida is currently operating at 500 tonnes per day and is expected to contribute 67,000 ounces of production in 2012 at a budgeted grade of 13.4 g/t Au. Based on bulk sample testing conducted in 2007, the Company believes that there is the potential for higher production from the Escondida zone through the realization of a positive grade reconciliation relative to the drill-indicated reserve grade. Given that the gravity mill only began processing high grade ore from the Escondida zone late in the first quarter, the Company expects that it will be able to provide an indication of the grades mined at Escondida at the end of the second quarter of 2012.

Production from the gravity mill is expected to enable the Company to achieve its full year 2012 production guidance of between 200,000 and 220,000 ounces of gold at a cash operating cost of $365 to $390 per ounce of gold sold, exclusive of the 5% royalty.

The Mulatos Mine is expected to produce its one millionth ounce of gold in 2012. The Company’s mineral reserve and resource update released in the first quarter confirmed that the life of the Mulatos Mine remains unchanged at nine years. Exploration success at Mulatos has resulted in replacing mined reserves each year since the start of production in 2005.

The mineral reserve and resource update released in the first quarter demonstrated the level of exploration success the Company has achieved at its Ağı Dağı and Kirazlı projects in northwestern Turkey. Measured and indicated mineral resources have more than doubled since the Company acquired the projects in early 2010. In addition, the discovery of the Çamyurt zone is expected to further increase resources and to materially contribute to the Company’s production profile in Turkey. An initial resource estimate for Çamyurt is expected to be released shortly.

Throughout 2012, activities in Turkey will be focused on completing the preliminary feasibility study in the second quarter, securing EIA approvals in the third quarter and the commencement of construction activities in the fourth quarter of 2012. The preliminary feasibility study will incorporate the additional resources and accommodate the increased scope of the projects since acquisition. The Company believes that the revised combined production profile of Ağı Dağı and Kirazlı could result in annual production rates in Turkey that are substantially higher than initially reported in the March 2010 Scoping Study.

Exploration activities in 2012 are expected to continue to expand resources in both Mexico and Turkey. In Mexico, the focus will be on step-out drilling at San Carlos and expansion of the mineralized zone at El Victor North, in addition to the initiation of underground development for exploration drilling. In addition to the drill programs outlined above, the Company also has a large reconnaissance-level exploration program planned for 2012 to assess several of its regional grassroots targets. In Turkey, drilling activities in the second quarter of 2012 will focus on engineering activities to support the project development plan. Infill and expansion drilling at Çamyurt will continue, in addition to drill programs at the highly prospective Rockpile target.

The Company continues to strengthen its financial position: debt-free with over $260 million in cash and short-term investments at April 26, 2012 and continued strong cash flows from operations. This financial strength will continue to allow the Company to finance its immediate capital, development and exploration plans, as well as provide significant funding for development of additional projects through internal growth or acquisitions.

Q1 2012 RESULTS

Adoption of accounting policy effective January 1, 2012

IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine was issued in October 2011, and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRIC 20 sets out the criteria for the capitalization of production stripping costs to non-current assets, and states that the stripping activity is recognized as a component of the larger asset to which it relates. In addition, IFRIC 20 requires companies to ensure that capitalized costs are amortized over the useful life of the component of the ore body to which access has been improved due to the stripping activity. The Company adopted the amendments in its financial statements for the period beginning on January 1, 2012.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The impact of IFRS 9 on the Company’s financial instruments has not been determined.

(ii) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. The impact of adoption of IFRS 10 on the consolidated financial statements has not been determined.

(iii) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

flows. The Company intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. Given the nature of the Company’s interests in other entities, the Company does not expect the amendments to have a material impact on the financial statements.

(iv) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of IFRS 13 has not yet been determined.

(v) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of Other comprehensive income (“OCI”) that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The impact of adoption of the amendments has not yet been determined.

Forward-Looking Statements

Except for historical information contained in this management’s discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company’s plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to: statements with respect to anticipated commencement dates of mining expansions; potential expansion costs; operations; projected quantities of future metal production; anticipated

Q1 2012 RESULTS

production rates and mine life; operating efficiencies; costs and expenditures and conversion of mineral resources to proven and probable reserves; and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Exploration results that include geophysics, sampling and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The Company has made projections of its annual production and operating costs based on an annual budget which incorporates assumptions based on mining in sequence its mineral reserves at projected rates of tonnes and grade, assessing probable costs for mining and processing activities, projecting reasonable foreign exchange rates and achieving indicated rates of gold recovery derived from laboratory testing and historical experience. These assumptions are considered reasonable in the circumstances, but may be subject to change as additional information becomes available.

Cautionary Non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain Non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures which are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are Non-GAAP performance measures which could provide an indication of the mining and processing efficiency and effectiveness of the Mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are Non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These Non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.